

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2026

Kenneth Teck Chuan Tan
Chief Executive Officer
BeLive Holdings
26A Ann Siang Road
#03-00
Singapore 069706

> **Re: BeLive Holdings**
> **Registration Statement on Form F-1**
> **Filed February 27, 2026**
> **File No. 333-293897**

Dear Kenneth Teck Chuan Tan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jan Woo at 202-551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Celia Velletri